Exhibit 16.1

July 10, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Barnwell Industries, Inc. and, under the date of December 20, 2019, we reported on the consolidated financial statements of Barnwell Industries, Inc. as of and for the years ended September 30, 2019 and 2018. On July 8, 2020, we were dismissed. We have read Barnwell Industries, Inc.'s statements included under Item 4.01 of its Form 8-K dated July 8, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with any of Barnwell Industries, Inc.'s statements in Item 4.01(b), Appointment of Weaver and Tidwell, L.L.P. as Principal Accountant.

Very truly yours,

/s/ KPMG LLP